

Financial Contact:
Josh Hirsberg
(702) 792-7234
joshhirsberg@boydgaming.com

Media Contact:
Rob Meyne
(702) 792-7353
robmeyne@boydgaming.com

BOYD GAMING REPORTS FOURTH QUARTER, YEAR-END RESULTS

LAS VEGAS – MARCH 2, 2010 – Boyd Gaming Corporation **(NYSE: BYD)** today reported financial results for the fourth quarter and full year ended December 31, 2009.

For the quarter, we reported a net loss of $1.0 million, or $0.01 per share, compared to a net loss of $220.8 million, or $2.51 per share, in the same period last year. Adjusted Earnings[1] for the fourth quarter 2009 were $0.2 million, or less than $0.01 per share, compared to $11.4 million, or $0.13 per share, for the same period in 2008.

Certain pre-tax items resulted in a net increase in Adjusted Earnings of $2.0 million ($1.2 million, net of tax, or $0.01 per share) during the fourth quarter 2009, including preopening expenses related to Echelon and the write-off of deferred loan fees, offset by gains on retirement of debt. By comparison, the fourth quarter 2008 included certain pre-tax adjustments that had a net effect of increasing Adjusted Earnings by $271.8 million ($232.2 million, net of tax, or $2.64 per share), primarily related to non-cash impairment charges related to the writedown of goodwill and intangible assets of certain business units acquired in previous years.

Net revenues were $384.9 million for the fourth quarter 2009, compared to $422.6 million for the same quarter in 2008, a decrease of 8.9%. Total Adjusted EBITDA was $74.0 million for the quarter, a decrease of 21.4% from $94.1 million in the prior year.

Keith Smith, President and Chief Executive Officer of Boyd Gaming, commented on the quarter, "The stabilizing trends we've noted previously continued during the fourth quarter, and we were especially encouraged by our Las Vegas Locals business, which showed sequential improvement from the third quarter. Visitation to the city continues to grow, reflecting the popularity of Las Vegas as a destination. As the economic recovery accelerates, consumer spending will increase, providing us the opportunity to capitalize on our more efficient business model."

(1) See footnotes at the end of the release for additional information relative to non-GAAP financial measures.

Full-Year 2009 Results

We reported net income for the year ended December 31, 2009 of $4.2 million, or $0.05 per share. By comparison, we reported a net loss of $223.0 million, or $2.54 per share, for the year ended December 31, 2008. Adjusted Earnings for the year ended December 31, 2009 were $31.6 million, or $0.37 per share, compared to $81.4 million, or $0.93 per share, for the full year 2008.

Net revenues were $1.64 billion and $1.78 billion for the years ended December 31, 2009 and 2008, respectively. Total Adjusted EBITDA was $385.9 million for the year 2009, compared to $442.6 million in the prior year.

Key Operations Review

Las Vegas Locals

In our Las Vegas Locals segment, fourth-quarter 2009 net revenues were $155.0 million versus $176.8 million for the fourth quarter 2008. Fourth-quarter 2009 Adjusted EBITDA was $34.7 million, a 20.7% decrease from the $43.8 million in the same quarter 2008. We saw stable visitation at our properties in the Las Vegas Valley, but continued to be impacted by depressed consumer discretionary spending.

Downtown

Our Downtown Las Vegas region reported net revenues of $58.0 million, compared to $60.8 million in the prior year quarter. Adjusted EBITDA for the fourth quarter was $12.2 million, a 7.7% decrease from the $13.3 million reported in the fourth quarter 2008. Stronger operating results at our three downtown properties were offset by lower pricing and higher fuel costs associated with our Hawaiian charter service.

Midwest and South

In our Midwest and South region, we recorded $171.9 million in net revenues for the fourth quarter 2009, compared to $185.1 million for the same quarter in 2008. Adjusted EBITDA for the current period was $28.1 million, a decrease of 22.7% from the $36.3 million reported in the same period of 2008. In Indiana, Blue Chip reported solid year-over-year growth, which was offset by previously anticipated weakness at our southern Louisiana properties.

Borgata

Net revenues for Borgata were $175.4 million for the fourth quarter 2009, compared to $183.5 million recorded in the same quarter in 2008. Operating income for the fourth quarter 2009 was $17.1 million, up from $16.5 million in the prior year quarter. Adjusted EBITDA was $36.4 million, essentially flat with the $36.7 million recorded in the fourth quarter 2008. Borgata was able to maintain Adjusted EBITDA at prior-year levels despite the impact of severe winter weather in December.

Key Financial Statistics

The following is additional information as of and for the three months ended December 31, 2009:

- Debt balance: $2.58 billion
- Cash: $93.2 million
- Capital expenditures: $15.5 million
- Debt balance at Borgata: $679.6 million
- Distribution from Borgata to partners: $89 million

Conference Call Information

We will host our fourth quarter 2009 conference call today, March 2, at 12:00 p.m. Eastern. The conference call number is **888.713.4218** and the passcode is **87895430**. Please call up to 15 minutes in advance to ensure you are connected prior to the start of the call.

The conference call will also be available live on the Internet at www.boydgaming.com or
http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=95703&eventID=2745655

Following the call's completion, a replay will be available by dialing 888.286.8010 today, March 2, beginning two hours after the completion of the call and continuing through Tuesday, March 9. The passcode for the replay will be **87359864**. The replay will also be available on the Internet at www.boydgaming.com .

BOYD GAMING CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended December 31,		Year Ended December 31,	
	2009	2008	2009	2008
	(In thousands)			
Revenues				
Gaming	$ 320,377	$ 351,664	$ 1,372,091	$ 1,477,476
Food and beverage	55,950	60,277	229,374	251,854
Room	29,054	32,715	122,305	140,651
Other	24,253	28,497	100,396	117,574
Gross revenues	429,634	473,153	1,824,166	1,987,555
Less promotional allowances	44,686	50,523	183,180	206,588
Net revenues	384,948	422,630	1,640,986	1,780,967
Costs and expenses				
Gaming	162,710	172,420	664,739	690,847
Food and beverage	31,306	33,084	125,830	144,092
Room	9,443	10,257	39,655	43,851
Other	19,110	20,221	77,840	89,222
Selling, general and administrative	67,445	72,311	284,937	299,662
Maintenance and utilities	22,185	23,232	92,296	95,963
Depreciation and amortization	39,103	41,679	164,427	168,997
Corporate expense	12,540	10,009	47,617	52,332
Preopening expenses	3,025	3,501	17,798	20,265
Write-downs and other charges, net	365	290,819	41,780	385,521
Total costs and expenses	367,232	677,533	1,556,919	1,990,752
Operating income from Borgata	8,205	7,915	72,126	56,356
Operating income (loss)	25,921	(246,988)	156,193	(153,429)
Other expense (income)				
Interest income	(1)	(1)	(6)	(1,070)
Interest expense, net of amounts capitalized	33,024	25,323	146,830	110,146
Increase in value of derivative instruments	-	-	-	(425)
Gain on early retirements of debt	(3,223)	(26,124)	(15,284)	(28,553)
Other non-operating expenses	3	-	33	-
Other non-operating expenses from Borgata, net	3,073	3,120	19,303	16,009
Total other expense, net	32,876	2,318	150,876	96,107
Income (loss) before income taxes	(6,955)	(249,306)	5,317	(249,536)
Benefit from (provision for) income taxes	5,931	28,532	(1,076)	26,531
Net income (loss)	$ (1,024)	$ (220,774)	$ 4,241	$ (223,005)
Basic net income (loss) per common share	$ (0.01)	$ (2.51)	$ 0.05	$ (2.54)
Weighted average basic shares outstanding	86,276	87,882	86,429	87,854
Diluted net income (loss) per common share	$ (0.01)	$ (2.51)	$ 0.05	$ (2.54)
Weighted average diluted shares outstanding	86,276	87,882	86,517	87,854
Dividends declared per common share	$ -	$ -	$ -	$ 0.30

The following table reconciles the net income (loss) based upon United States generally accepted accounting principles to adjusted earnings and adjusted earnings per share.

	Three Months Ended December 31,		Year Ended December 31,	
	2009	**2008**	**2009**	**2008**
	(In thousands)			
Net income (loss)	$ (1,024)	$ (220,774)	$ 4,241	$ (223,005)
Adjustments:				
Preopening expenses	3,025	3,501	17,798	20,265
Our share of Borgata's preopening expenses	-	(141)	349	2,785
Our share of Borgata's other items and write-downs, net	5	5	(14,303)	81
Write-downs and other charges, net	365	290,819	41,780	385,521
Increase in value of derivative instruments	-	-	-	(425)
Gain on early retirements of debt	(3,223)	(26,124)	(15,284)	(28,553)
Other non-operating expenses	3	-	33	-
Prior period interest expense related to the finalization of our purchase price for Dania Jai-Alai	-	-	8,883	-
Accelerated interest expense related to our bank credit facility amendment	1,813	-	1,813	-
Income tax effect for above adjustments	(758)	(39,616)	(13,680)	(78,981)
Certain one-time permanent tax adjustments	-	3,745	-	3,745
Adjusted earnings	$ 206	$ 11,415	$ 31,630	$ 81,433
Adjusted earnings per diluted share (Adjusted EPS)	$ 0.00	$ 0.13	$ 0.37	$ 0.93
Weighted average diluted shares outstanding	86,276	87,882	86,517	87,854

The following table illustrates the impact of the above adjustments on earnings per share.

	Three Months Ended December 31,		Year Ended December 31,	
	2009	**2008**	**2009**	**2008**
Diluted net income (loss) per common share	$ (0.01)	$ (2.51)	$ 0.05	$ (2.54)
Adjustments:				
Preopening expenses	0.04	0.04	0.21	0.23
Our share of Borgata's preopening expenses	-	-	-	0.03
Our share of Borgata's other items and write-downs, net	-	-	(0.16)	-
Write-downs and other charges, net	-	3.31	0.48	4.39
Increase in value of derivative instruments	-	-	-	-
Gain on early retirements of debt	(0.04)	(0.30)	(0.17)	(0.32)
Other non-operating expenses	-	-	-	-
Prior period interest expense related to the finalization of our purchase price for Dania Jai-Alai	-	-	0.10	-
Accelerated interest expense related to our bank credit facility amendment	0.02	-	0.02	-
Income tax effect for above adjustments	(0.01)	(0.45)	(0.16)	(0.90)
Certain one-time permanent tax adjustments	-	0.04	-	0.04
Adjusted earnings per diluted share (Adjusted EPS)	$ 0.00	$ 0.13	$ 0.37	$ 0.93

The following table presents Net Revenues and Adjusted EBITDA by operating segment and reconciles Adjusted EBITDA to net income (loss) for the three months and year ended December 31, 2009 and 2008. Note that in the Company's periodic reports filed with the Securities and Exchange Commission, the results from Dania Jai-Alai and corporate expense are classified as part of total other operating costs and expenses and are not included in Reportable Segment Adjusted EBITDA.

	Three Months Ended December 31,		Year Ended December 31,	
	2009	2008	2009	2008
	(In thousands)			
Net Revenues				
Las Vegas Locals	$ 154,966	$ 176,819	$ 641,941	$ 763,002
Downtown Las Vegas (a)	58,049	60,755	229,149	240,232
Midwest and South	171,933	185,056	769,896	777,733
Net Revenues	$ 384,948	$ 422,630	$ 1,640,986	$ 1,780,967
Adjusted EBITDA				
Las Vegas Locals	$ 34,736	$ 43,828	$ 155,336	$ 218,591
Downtown Las Vegas	12,247	13,264	46,102	40,657
Midwest and South	28,081	36,327	161,892	166,366
Wholly-owned property Adjusted EBITDA	75,064	93,419	363,330	425,614
Corporate expense (c)	(9,581)	(7,391)	(36,934)	(43,494)
Wholly-owned Adjusted EBITDA	65,483	86,028	326,396	382,120
Our share of Borgata's operating income before net amortization, preopening and other items (d)	8,535	8,104	59,470	60,520
Adjusted EBITDA (e)	74,018	94,132	385,866	442,640
Other operating costs and expenses				
Deferred rent	1,088	1,115	4,354	4,460
Depreciation and amortization (f)	39,428	42,004	165,725	170,295
Preopening expenses	3,025	3,501	17,798	20,265
Our share of Borgata's preopening expenses	-	(141)	349	2,785
Our share of Borgata's other items and write-downs, net	5	5	(14,303)	81
Share-based compensation expense	4,186	3,817	13,970	12,662
Write-downs and other charges, net	365	290,819	41,780	385,521
Total other operating costs and expenses	48,097	341,120	229,673	596,069
Operating income (loss)	25,921	(246,988)	156,193	(153,429)
Other non-operating items				
Interest expense, net (b)	33,023	25,322	146,824	109,076
Increase in value of derivative instruments	-	-	-	(425)
Gain on early retirements of debt	(3,223)	(26,124)	(15,284)	(28,553)
Other non-operating expenses	3	-	33	-
Our share of Borgata's other non-operating expenses, net	3,073	3,120	19,303	16,009
Total other non-operating costs and expenses	32,876	2,318	150,876	96,107
Income (loss) before income taxes	(6,955)	(249,306)	5,317	(249,536)
Benefit from (provision for) income taxes	5,931	28,532	(1,076)	26,531
Net income (loss)	$ (1,024)	$ (220,774)	$ 4,241	$ (223,005)

(a) Includes revenues related to Vacations Hawaii and other travel agency related entities of $8.2 million and $32.3 million for the three months and year ended December 31, 2009, respectively, and $10.5 million and $42.7 million for the three months and year ended December 31, 2008, respectively.

(b) Net of interest income and amounts capitalized. Interest expense for the year ended December 31, 2009, includes $8.9 million of prior period interest expense (from the March 1, 2007 date of acquisition to December 31, 2008) related to the January 2009 amendment to the purchase agreement resulting in the finalization of our purchase price for Dania Jai-Alai, as well as $1.8 million in accelerated interest expense related to our bank credit facility amendment.

(c) The following table reconciles the presentation of corporate expense on our condensed consolidated statements of operations to the presentation on the accompanying table.

	Three Months Ended December 31,		Year Ended December 31,	
	2009	2008	2009	2008
	(In thousands)			
Corporate expense as reported on our consolidated statements of operations	$ 12,540	$ 10,009	$ 47,617	$ 52,332
Corporate share-based compensation expense	(2,959)	(2,618)	(10,683)	(8,838)
Corporate expense as reported on the accompanying table	$ 9,581	$ 7,391	$ 36,934	$ 43,494

(d) The following table reconciles the presentation of our share of Borgata's operating income on our condensed consolidated statements of operations to the presentation of our share of Borgata's results on the accompanying table.

	Three Months Ended December 31,		Year Ended December 31,	
	2009	2008	2009	2008
	(In thousands)			
Operating income from Borgata as reported on our consolidated statements of operations	$ 8,205	$ 7,915	$ 72,126	$ 56,356
Add back:				
Net amortization expense related to our investment in Borgata	325	325	1,298	1,298
Our share of Borgata's preopening expenses	-	(141)	349	2,785
Our share of Borgata's other items and write-downs, net	5	5	(14,303)	81
Our share of Borgata's operating income before net amortization, preopening and other items as reported on the accompanying table	$ 8,535	$ 8,104	$ 59,470	$ 60,520

(e) The following table reconciles Adjusted EBITDA to EBITDA and net income (loss).

	Three Months Ended December 31,		Year Ended December 31,	
	2009	**2008**	**2009**	**2008**
	(In thousands)			
Adjusted EBITDA	$ 74,018	$ 94,132	$ 385,866	$ 442,640
Deferred rent	1,088	1,115	4,354	4,460
Preopening expenses	3,025	3,501	17,798	20,265
Our share of Borgata's preopening expenses	-	(141)	349	2,785
Our share of Borgata's other items and write-downs, net	5	5	(14,303)	81
Share-based compensation expense	4,186	3,817	13,970	12,662
Write-downs and other charges, net	365	290,819	41,780	385,521
Increase in value of derivative instruments	-	-	-	(425)
Gain on early retirements of debt	(3,223)	(26,124)	(15,284)	(28,553)
Other non-operating expenses	3	-	33	-
Our share of Borgata's other non-operating expenses, net	3,073	3,120	19,303	16,009
EBITDA	65,496	(181,980)	317,866	29,835
Depreciation and amortization	39,428	42,004	165,725	170,295
Interest expense, net	33,023	25,322	146,824	109,076
Benefit from (provision for) income taxes	(5,931)	(28,532)	1,076	(26,531)
Income (loss) from continuing operations	$ (1,024)	$ (220,774)	$ 4,241	$ (223,005)

(f) The following table reconciles the presentation of depreciation and amortization on our condensed consolidated statements of operations to the presentation on the accompanying table.

	Three Months Ended December 31,		Year Ended December 31,	
	2009	**2008**	**2009**	**2008**
	(In thousands)			
Depreciation and amortization as reported on our consolidated statements of operations	$ 39,103	$ 41,679	$ 164,427	$ 168,997
Net amortization expense related to our investment in Borgata	325	325	1,298	1,298
Depreciation and amortization as reported on the accompanying table	$ 39,428	$ 42,004	$ 165,725	$ 170,295

The following table reports Borgata's financial results.

	Three Months Ended December 31,		Year Ended December 31,	
	2009	2008	2009	2008
	(In thousands)			
Gaming revenue	$ 153,387	$ 169,796	$ 691,428	$ 734,306
Non-gaming revenue	68,508	72,722	299,173	310,157
Gross revenues	221,895	242,518	990,601	1,044,463
Less promotional allowances	46,487	59,035	213,193	213,974
Net revenues	175,408	183,483	777,408	830,489
Expenses	138,960	146,765	579,749	633,353
Depreciation and amortization	19,380	20,511	78,719	76,096
Preopening expenses	-	(282)	699	5,570
Write-downs and other items, net	10	9	(28,606)	162
Operating income	17,058	16,480	146,847	115,308
Interest expense, net	(5,787)	(8,171)	(27,668)	(29,049)
State income tax (provision) benefit	(359)	1,930	(10,938)	(2,970)
Total non-operating expenses	(6,146)	(6,241)	(38,606)	(32,019)
Net income	$ 10,912	$ 10,239	$ 108,241	$ 83,289

The following table reconciles our share of Borgata's financial results to the amounts reported on our condensed consolidated statements of operations.

	Three Months Ended December 31,		Year Ended December 31,	
	2009	2008	2009	2008
	(In thousands)			
Our share of Borgata's operating income	$ 8,530	$ 8,240	$ 73,424	$ 57,654
Net amortization expense related to our investment in Borgata	(325)	(325)	(1,298)	(1,298)
Operating income from Borgata, as reported on our consolidated financial statements	$ 8,205	$ 7,915	$ 72,126	$ 56,356
Other non-operating expenses from Borgata, as reported on our consolidated financial statements	$ 3,073	$ 3,120	$ 19,303	$ 16,009

The following table reconciles operating income to Adjusted EBITDA for Borgata.

	Three Months Ended December 31,				Year Ended December 31,			
	2009		2008		2009		2008	
	(In thousands)							
Operating income	$	17,058	$	16,480	$	146,847	$	115,308
Depreciation and amortization		19,380		20,511		78,719		76,096
Preopening expenses		-		(282)		699		5,570
Write-downs and other items, net		10		9		(28,606)		162
Adjusted EBITDA	$	36,448	$	36,718	$	197,659	$	197,136

The following table reconciles Adjusted EBITDA to EBITDA and net income for Borgata.

	Three Months Ended December 31,				Year Ended December 31,			
	2009		2008		2009		2008	
	(In thousands)							
Adjusted EBITDA	$	36,448	$	36,718	$	197,659	$	197,136
Preopening expenses		-		(282)		699		5,570
Other items and write-downs, net		10		9		(28,606)		162
EBITDA		36,438		36,991		225,566		191,404
Depreciation and amortization		19,380		20,511		78,719		76,096
Interest expense, net		5,787		8,171		27,668		29,049
State income tax (provision) benefit		359		(1,930)		10,938		2,970
Net income	$	10,912	$	10,239	$	108,241	$	83,289

Footnotes and Safe Harbor Statements

Non-GAAP Financial Measures
Regulation G, "Conditions for Use of Non-GAAP Financial Measures," prescribes the conditions for use of non-GAAP financial information in public disclosures. We believe that our presentations of the following non-GAAP financial measures are important supplemental measures of operating performance to investors: earnings before interest, taxes, depreciation and amortization (EBITDA), Adjusted EBITDA, Adjusted Earnings and Adjusted Earnings Per Share (Adjusted EPS). The following discussion defines these terms and why we believe they are useful measures of our performance.

Note that while the Company will continue to include the results of Dania Jai-Alai and corporate expense in Adjusted EBITDA for purposes of its earnings releases, in filings of the Company's periodic reports with the Securities and Exchange Commission, the results of Dania Jai-Alai and corporate expense are not included in the Company's Reportable Segment Adjusted EBITDA. Effective April 1, 2008, the Company reclassified the reporting of its Midwest and South segment to exclude the results of Dania Jai-Alai, since it does not share similar economic characteristics with our other Midwest and South operations. In the Company's periodic reports, Dania Jai-Alai's results are included as part of total other operating costs and expenses. In addition, as of the same date, we reclassified the reporting of corporate expense to exclude it from our subtotal for Reportable Segment Adjusted EBITDA and include it as part of total other operating costs and expenses. Furthermore, in the Company's periodic reports, corporate expense is presented to include its portion of share-based compensation expense.

EBITDA and Adjusted EBITDA
EBITDA is a commonly used measure of performance in our industry which we believe, when considered with measures calculated in accordance with United States Generally Accepted Accounting Principles (GAAP), gives investors a more complete understanding of operating results before the impact of investing and financing transactions and income taxes and facilitates comparisons between us and our competitors. Management has historically adjusted EBITDA when evaluating operating performance because we believe that the inclusion or exclusion of certain recurring and non-recurring items is necessary to provide the most accurate measure of our core operating results and as a means to evaluate period-to-period results. We have chosen to provide this information to investors to enable them to perform more meaningful comparisons of past, present and future operating results and as a means to evaluate the results of core on-going operations. We do not reflect such items when calculating EBITDA; however, we adjust for these items and refer to this measure as Adjusted EBITDA. We have historically reported this measure to our investors and believe that the continued inclusion of Adjusted EBITDA provides consistency in our financial reporting. We use Adjusted EBITDA in this press release because we believe it is useful to investors in allowing greater transparency related to a significant measure used by management in its financial and operational decision-making. Adjusted EBITDA is among the more significant factors in management's internal evaluation of total company and individual property performance and in the evaluation of incentive compensation related to property management. Management also uses Adjusted EBITDA as a measure in determining the value of acquisitions and dispositions. Adjusted EBITDA is also widely used by management in the annual budget process. Externally, we believe these measures continue to be used by investors in their assessment of our operating performance and the valuation of our company. Adjusted EBITDA reflects EBITDA adjusted for deferred rent, preopening expenses, share-based compensation expense, write-downs and other charges, net, increase in value of derivative instruments, gain on early retirements of debt, other non-operating expenses, and our share of Borgata's non-operating expenses, preopening expenses and other items and write-downs, net. In addition, Adjusted EBITDA includes the results of Dania Jai-Alai and corporate expense. A reconciliation of Adjusted EBITDA to EBITDA and net income (loss), based upon GAAP, is included in the financial schedules accompanying this release.

Adjusted Earnings and Adjusted EPS
Adjusted Earnings is net income (loss) before preopening expenses, increase in value of derivative instruments, write-downs and other charges, net, gain on early retirements of debt, prior period interest expense related to the finalization of our purchase price for Dania Jai-Alai, accelerated interest expense related to our bank credit facility amendment, certain one-time permanent tax readjustments, other non-operating expenses, and our share of Borgata's preopening expenses and other items and write-downs, net. Adjusted Earnings and Adjusted EPS are presented solely as supplemental disclosures because management believes that they are widely used measures of performance in the gaming industry. A reconciliation of net loss based upon GAAP to Adjusted Earnings and Adjusted EPS are included in the financial schedules accompanying this release.

Limitations on the Use of Non-GAAP Measures
The use of EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS has certain limitations. Our presentation of EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS may be different from the presentation used by other companies and therefore comparability may be limited. Depreciation and amortization expense, interest expense, income taxes and other items have been and will be incurred and are not reflected in the presentation of EBITDA or Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, EBITDA and Adjusted EBITDA do not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest and income taxes, capital expenditures and other items both in our reconciliations to the GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS are used in addition to and in conjunction with results presented in accordance with GAAP. EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS should not be considered as an alternative to net income, operating income, or any other operating performance measure prescribed by GAAP, nor should these measures be relied upon to the exclusion of GAAP financial measures. EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS reflect additional ways of viewing our operations that we believe, when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. Management strongly encourages investors to review our financial information in its entirety and not to rely on a single financial measure.

Forward Looking Statements and Company Information

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements contain words such as "may," "will," "might," "expect," "believe," "anticipate," "could," "would," "estimate," "continue," "pursue," or the negative thereof or comparable terminology, and may include (without limitation) information regarding the Company's expectations, goals or intentions regarding the future, including, but not limited to, statements that Las Vegas continues to be an extremely popular destination, the viability of the Las Vegas market, and statements regarding current economic conditions, that customer spending will increase, industry growth and related opportunities, the Company's resources and strategy, and future outlook. Forward- looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in any such statement. In particular, the Company can provide no assurances when or if the economy will improve, the timing for resuming construction on Echelon, if at all, the future plans for Echelon and the site for Echelon and whether the Company will be able to remain well positioned to manage through the current economic cycle. Further risks include the timing or effects of the Company's delay of construction at Echelon and when, or if, construction will be recommenced, or the effect that such delay will have on the Company's business, operations or financial condition. Additional factors that could cause actual results to differ materially are the following: competition, litigation, financial community and rating agency perceptions of the Company, changes in laws and regulations, including increased taxes, the availability and price of energy, weather, regulation, economic, credit and capital market conditions (and the ability of the Company's joint venture participants to secure favorable financing, if at all) and the effects of war, terrorist or similar activity. In addition, the Company's development projects are subject to the many risks inherent in the construction of a new enterprise, including poor performance or non-performance by any of the joint venture partners or other third parties on whom the Company is relying, unanticipated design, construction, regulatory, environmental and operating problems and lack of demand for the Company's projects, as well as unanticipated delays and cost increases, shortages of materials, shortages of skilled labor or work stoppages, unforeseen construction scheduling, engineering, environmental, permitting, construction or geological problems, weather interference, floods, fires or other casualty losses. In addition, the Company's anticipated costs and construction periods for projects are based upon budgets, conceptual design documents and construction schedule estimates prepared by the Company in consultation with its architects and contractors. Many of these costs are estimated at inception of the project and can change over time as the project is built to completion. The cost of any project may vary significantly from initial budget expectations, and the Company may have a limited amount of capital resources to fund cost overruns. If the Company cannot finance cost overruns on a timely basis, the completion of one or more projects may be delayed until adequate funding is available. The Company cannot assure that any project will be completed, if at all, on time or within established budgets, or that any project will result in increased earnings to the Company. Significant delays, cost overruns, or failures of the Company's projects to achieve market acceptance could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, the Company's projects may not help it compete with new or increased competition in its markets. Additional factors that could cause actual results to differ are discussed under the heading "Risk Factors" and in other sections of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed with the SEC, and in the Company's other current and periodic reports filed from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement.

About Boyd Gaming

Headquartered in Las Vegas, Boyd Gaming Corporation **(NYSE: BYD)** is a leading diversified owner and operator of 16 gaming entertainment properties located in Nevada, New Jersey, Mississippi, Illinois, Indiana, and Louisiana. Boyd Gaming press releases are available at www.prnewswire.com. Additional news and information on Boyd Gaming can be found at www.boydgaming.com .

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